COMMENTS RECEIVED ON JANUARY 12, 2009

FROM CHRISTIAN SANDOE

FIDELITY CHARLES STREET TRUST (File Nos. 002-73133 and 811-03221)

Fidelity Global Balanced Fund

POST-EFFECTIVE AMENDMENT NO. 91

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity Worldwide Fund

POST-EFFECTIVE AMENDMENT NO. 108

1. Fidelity Global Balanced Fund

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

"Investing in equity and debt securities, including lower-quality debt securities, issued anywhere in the world."

C: The Staff would like us to identify the market capitalization strategy of the equity portion of the fund and the credit quality and maturity strategies of the bond portion of the fund. The Staff also would like us to discuss the lowest credit rating that the fund may purchase.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization or in securities of a particular credit quality or maturity. The fund also does not have a policy specifying the lowest rated security that it may purchase or hold. Further, we are not aware of any requirement to disclose the lowest credit rating that the fund may purchase or hold. We believe that the disclosure concerning "Issuer-Specific Changes" under the sub-heading "Principal Investment Risks" adequately summarizes the credit risk associated with investments in lower-quality debt securities.

2. All funds

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

"Allocating investments across different countries and regions."

C: The Staff currently takes the position that international funds, under normal operating circumstances, should have 40% of total assets, but no less than 30%, invested outside of the United States. The Staff further noted that international funds are expected to be invested in at least three different countries (the United States included). The Staff would like confirmation that this is the case with each fund.

R: We understand that the Staff has changed its position in recent years (see Name Test Rule Proposing Release footnote 38) and that the Staff currently views the term "global" (worldwide) to connote that a fund will invest its assets in investments tied economically to a number of different countries throughout the world (see Name Test Rule Adopting Release footnote 42). Each fund's policies are consistent with the Staff's current position as set forth in the Name Test Rule Adopting Release.

3. Fidelity Global Balanced Fund

"Investment Summary" (prospectuses)

"Principal Investment Risks"

"Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. Lower-quality debt securities (those of less than investment-grade quality) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments."

C: The Staff requests that we disclose how much exposure the fund will have to lower-quality debt securities and sub-prime markets.

R: We are not aware of a requirement to disclose exactly how much exposure the fund will have to lower-quality debt or subprime markets. We believe that the disclosure concerning "Issuer-Specific Changes" under the sub-heading "Principal Investment Risks" adequately summarizes the credit risk associated with investments in lower-quality debt securities.

4. All funds

"Performance" (prospectuses)

"The following information is intended to help you understand the risks of investing in Fidelity [Global Balanced/Worldwide] (the fund). The information illustrates the changes in the fund's performance from year to year, as represented by the performance of the original class of shares of the fund, and compares the performance of the original class of shares of the fund to the performance of a market index over various periods of time."

C: The Staff believes the reference to the original class in the footnote is confusing to the average shareholder, and asks that we clarify.

R: This disclosure relates to Instruction 3 to N-1A Item 2(c)(2) ("When a Multiple Class Fund offering one or more Classes offers a new Class in a prospectus that does not offer the shares of any other Class, include the bar chart with annual total returns for any other existing Class for the first year that the Class is offered"). We believe the current disclosure is clear as written and is less confusing than referring to the original classes by name ("Worldwide" and "Global Balanced") in this instance.

5. All funds

"Fee Table" (prospectuses)

C: The "Shareholder fees" and "Annual operating expenses" information should be presented as one table with all footnotes following the table in its entirety. The Staff believes that inserting footnotes after the "Shareholder fees" information results in two tables instead of one.

R: As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual operating expenses" in the "Fee Table" section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format most effectively communicates the information presented.

6. Fidelity Global Balanced Fund

"Investment Details" (prospectuses)

"Principal Investment Risk"

C: The Staff would like the addition of risk disclosure relative to securities lending.

R: We believe that the risks involved in securities lending are adequately described under the "Principal Investment Risks" sub-heading in the "Investment Details" section. See, e.g., "Issuer Specific Changes."

7. Fidelity Global Balanced Fund

"Fund Management" (prospectuses)

"Derek Young is lead manager of the fund, which he has managed since January 2006. He also manages other Fidelity funds. Since joining Fidelity Investments in 1996, Mr. Young has worked as director of Risk Management, senior vice president of Strategic Services and portfolio manager.

Ruben Calderon is assistant manager of the fund, which he has managed since December 2006. Since joining Fidelity Investments in 1995, Mr. Calderon has worked as a research analyst and asset allocation strategist.

Melissa Reilly is co-manager of the fund, which she has managed since May 2007. She also manages other Fidelity funds. Prior to joining Fidelity Investments in 2004, Ms. Reilly worked for Putnam Investments as a research analyst, senior vice president and portfolio manager from 1999 until 2004.

Leon Tucker is co-manager of the fund, which he has managed since April 2007. Since joining Fidelity Investments in 1997, Mr. Tucker has worked as an analyst, director of research in Hong Kong and portfolio manager.

Stephen Dufour is co-manager of the fund, which he has managed since October 2007. Since joining Fidelity Investments in 1992, Mr. Dufour has worked as an equity analyst and portfolio manager.

John Lo is co-manager of the fund, which he has managed since February 2007. Since joining Fidelity Investments in 1993, Mr. Lo has worked as both an investment analyst and as a portfolio manager. In conjunction with his portfolio management responsibilities, he is currently the country head of Equity Investments for Fidelity International Limited in Singapore.

Andrew Weir is co-manager of the fund, which he has managed since January 2006. Since joining Fidelity Investments in 1997, Mr. Weir has worked as a quantitative research analyst, director of research and portfolio manager."

C: The Staff would like to know the difference between a co-manager and an assistant manager.

R: Derek Young and Ruben Calderon are expected to be co-lead managers of the fund. Accordingly, the disclosure will be modified as follows (underlined added; [bracketed] deleted):

"Derek Young is co-lead manager of the fund, which he has managed since January 2006. He also manages other Fidelity funds. Since joining Fidelity Investments in 1996, Mr. Young has worked as director of Risk Management, senior vice president of Strategic Services and portfolio manager.

Ruben Calderon is [assistant] co-lead manager of the fund, which he has managed since December 2006. Since joining Fidelity Investments in 1995, Mr. Calderon has worked as a research analyst and asset allocation strategist."

8. All funds

"Fund Management" (prospectuses)

"The basis for the Board of Trustees approving the management contract and sub-advisory agreements for the fund is available in the fund's annual report for the fiscal period ended October 31, 2007."

C: The Staff requests that this language be updated to reflect a more recent date.

R: The language will be updated to reflect the information as of October 31, 2008 in the fund's next filing.

9. Fidelity Worldwide Fund

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing primarily in common stocks."

C: The Staff would like us to identify the market capitalization strategy of the fund.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization.

10. Fidelity Worldwide Fund

"Investment Summary" (prospectuses)

"Principal Investment Risks"

"Foreign Exposure. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile."

C: The Staff requests we add a corresponding strategy for emerging markets.

R: The fund has a principal investment strategy to invest in non-U.S. securities, including securities of issuers located in emerging markets, and we believe the current disclosure adequately conveys this strategy. Accordingly, we have not modified disclosure.

11. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.